

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 10, 2009

Mr. Peter Mark Smyth
Chief Executive Officer
CityView Corporation Limited
Level 9, 28 The Esplanade
Perth, Western Australia 6000

> **Re: CityView Corporation Limited**
> **Form 20-F/A for Fiscal Year Ended December 31, 2007**
> **Filed January 14, 2009**
> **Response Letter Dated January 13, 2009**
> **File No. 0-28794**

Dear Mr. Smyth:

We have reviewed your filing and response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F/A for the Fiscal Year Ended December 31, 2007

Financial Statements

Audit Opinion, page 33

1. We have read your response to prior comment 4 in which you explain that the issue giving rise to the qualification of the 2007 audit report has been rectified, and that you do not expect any qualification in the audit report to be included in your December 31, 2008 annual report. Although an audit report containing a disclaimer or qualification will not ordinarily satisfy your reporting obligations, we invite you to explain why you believe this should not be resolved by obtaining and including an unqualified opinion for the fiscal year ended December 31, 2007 in an amendment to your filing. Tell us why you were unable to provide your auditors with evidence of recoverability of the $1,896,409 deposit; explain the

manner by which this concern has been alleviated; and identify all dates associated with the related subsequent events. The extent to which this additional information supports your December 31, 2007 presentation should be clear.

Controls and Procedures, page 25

2.   We have read your response to prior comment 3 and note you have expanded the disclosure in your Management's Annual Report on Internal Control over Financial Reporting to include the statements required by paragraphs (3) and (4) of Item 15(b)(3) of Form 20-F. However, you have not included the statement required by paragraph (2) of this Item. Please revise your disclosure accordingly.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief

cc: Mr. Paul Williams, Company Secretary